Management Report

West Coast Pretzels
For the period ended June 30, 2020



Prepared by
KB Bookkeeping Services Inc.

Prepared on
June 15, 2022

Table of Contents

Profit and Loss

July 2019 - June 2020

	Total
INCOME	
Refunds (Other)	
Square Refunds	-935.48
Total Refunds (Other)	**-935.48**
Retail Sales	
POS/Online sales	22,165.09
Square Discounts	-1,379.93
Total POS/Online sales	**20,785.16**
Total Retail Sales	**20,785.16**
Shipping and Delivery Income	409.82
Square Tips	175.00
Total Income	**20,434.50**
COST OF GOODS SOLD	
Cost of Goods Sold	47.26
Fees	
Square Fees	798.42
Total Fees	**798.42**
Food Cost	
Misc. Food	4,028.55
Packaging (deleted)	
Boxes (deleted)	41.13
Total Packaging (deleted)	**41.13**
Restaurant Depot	1,268.57
Total Food Cost	**5,338.25**
Freight and Shipping Costs	38.79
Total Cost of Goods Sold	**6,222.72**
GROSS PROFIT	**14,211.78**
EXPENSES	
Advertising and Promotion	2,455.65
Ask Kevin	15.90
Automobile Expense	350.51
Fuel	1,276.14
Total Automobile Expense	**1,626.65**
Bakery Equipment	577.50
Kitchen Equipment	3,852.22
Webrestaurant	208.21
Total Bakery Equipment	**4,637.93**
Bank Charges & Fees	70.58
Business Licenses	
Permit & Fees	240.00
Total Business Licenses	**240.00**
Car & Truck	59.95

	Total
Depreciation Expense	1,956.00
Dues and Subscriptions	100.00
Food/Ingredient	890.21
Insurance Expense	
General Liability Insurance	1,123.50
Worker's Comp Insurance	270.00
Total Insurance Expense	**1,393.50**
Interest Expense	370.80
Lease	
Rent - Base	
NNN	2,845.56
Total Rent - Base	**2,845.56**
Total Lease	**2,845.56**
Marketing	351.63
Meals & Entertainment	218.96
Office Supplies	3,829.34
Postage	135.60
Printing and Reproduction	1,628.00
Professional Fees	
401K Administration	695.00
Accounting Services	895.00
Bookkeeping	822.50
Total Professional Fees	**2,412.50**
Remodel	810.28
Misc Remodel Expenses	1,107.52
Total Remodel	**1,917.80**
Repairs & Maintenance	159.05
Telephone Expense	629.42
Uniforms/Apparel	352.75
Utilities	
Internet	386.88
Water & Electric	393.26
Total Utilities	**780.14**
Website	0.00
Domain Names	623.10
Hosting	617.79
Software	270.55
Total Website	**1,511.44**
Total Expenses	**30,589.36**
NET OPERATING INCOME	-16,377.58
OTHER INCOME	
EIDL grant income	1,000.00
Interest Income	1.86
Total Other Income	**1,001.86**

	Total
NET OTHER INCOME	1,001.86
NET INCOME	$ -15,375.72

Balance Sheet

As of June 30, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking 3337	4,791.52
Chase Savings 0113	70,002.90
Total Bank Accounts	**74,794.42**
Other Current Assets	
Security Deposits	3,800.00
Undeposited Funds	503.20
Total Other Current Assets	**4,303.20**
Total Current Assets	**79,097.62**
Fixed Assets	
Accumulated Depreciation	-1,956.00
Equipment Assets	20,628.65
Leasehold Improvements	
Leasehold Improvements-construction	59,152.22
Leasehold Improvements-Misc	14,876.48
Total Leasehold Improvements	**74,028.70**
Total Fixed Assets	**92,701.35**
TOTAL ASSETS	**$171,798.97**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	9,913.36
Chase CC 4929	26,551.73
Total Credit Cards	**36,465.09**
Total Current Liabilities	**36,465.09**
Total Liabilities	**36,465.09**
Equity	
Equity KSB Shares	100.00
Equity WCP 401k-KSB	150,000.00
Opening Balance Equity	609.60
Retained Earnings	
Net Income	-15,375.72
Total Equity	**135,333.88**
TOTAL LIABILITIES AND EQUITY	**$171,798.97**

Statement of Cash Flows

July 2019 - June 2020

	Total
OPERATING ACTIVITIES	
Net Income	-15,375.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Security Deposits	-3,800.00
American Express	9,913.36
Chase CC 4929	26,551.73
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**32,665.09**
Net cash provided by operating activities	**17,289.37**
INVESTING ACTIVITIES	
Accumulated Depreciation	1,956.00
Equipment Assets	-20,628.65
Leasehold Improvements:Leasehold Improvements-construction	-59,152.22
Leasehold Improvements:Leasehold Improvements-Misc	-14,876.48
Net cash provided by investing activities	**-92,701.35**
FINANCING ACTIVITIES	
Equity KSB Shares	100.00
Equity WCP 401k-KSB	150,000.00
Opening Balance Equity	609.60
Net cash provided by financing activities	**150,709.60**
NET CASH INCREASE FOR PERIOD	**75,297.62**
CASH AT END OF PERIOD	**$75,297.62**